January 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Larry Spirgel

Jeff Kauten

Stephen Krikorian

Amanda Kim

Re:    ON24, Inc.

Registration Statement on Form S-1

File No. 333-251967

Acceleration Request

Requested Date:          February 2, 2021

Requested Time:          4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ON24, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on February 2, 2021, or as soon thereafter as practicable.

Please confirm once the Registration Statement has been declared effective by calling Andrew Ledbetter of DLA Piper LLP (US) at (206) 839-4845. Please also contact him should you have any questions.

Very truly yours,

ON24, INC.

/s/ Sharat Sharan
Sharat Sharan Chief Executive Officer

cc:     Steven Vattuone, Chief Financial Officer

William Weesner, General Counsel

ON24, Inc.

Peter Astiz, Esq.

Andrew Ledbetter, Esq.

Patrick J. O’Malley

DLA Piper LLP (US)

John L. Savva, Esq.

Sullivan & Cromwell LLP